UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 15, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Veeva Systems, Inc.

File No. 333-191085 - CF#29914

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        Veeva Systems, Inc., submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 11, 2013, as amended on September 20, 2013.

        Based on representations by Veeva Systems, Inc., that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.7   through September 2, 2015

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary